Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons and entities listed below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of MAM Software Group, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: May 28, 2014	W. Austin Lewis IV

By: /s/ W. Austin Lewis IV

Lewis Asset Management Corp.

By: /s/ W. Austin Lewis IV W. Austin Lewis IV Principal

Lewis Opportunity Fund, LP

By: /s/ W. Austin Lewis IV W. Austin Lewis IV General Partner